Exhibit 99.1

Immutep’s Efti in Combination with KEYTRUDA® (pembrolizumab) Drives

Strong Overall Survival in Head and Neck Cancer with CPS <1

•	Complementary nature of these two immunotherapies leads to excellent 17.6-month median Overall Survival in head and neck cancer patients with PD-L1 CPS <1

•	Mature overall survival data builds on encouraging high response rates with multiple complete responses

•	Patients with CPS <1 represent a high unmet medical need and have no available treatment options without chemotherapy

•	Meeting with FDA has now been requested to discuss next steps including potential paths to approval

SYDNEY, AUSTRALIA – May 05, 2025 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a late-stage immunotherapy company targeting cancer and autoimmune diseases, today announces an excellent median Overall Survival (OS) of 17.6 months has been achieved in Cohort B of the TACTI-003 (KEYNOTE-C34) Phase IIb trial. This part of the Phase II study evaluates eftilagimod alfa (efti) in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy KEYTRUDA® (pembrolizumab) as first line therapy in recurrent/metastatic head and neck squamous cell carcinoma (1L HNSCC) patients with PD-L1 expression below 1 (Combined Positive Score [CPS] <1).

The mature 17.6-months median OS in evaluable patients (N=31) with a data cut-off of 31 March 2025 compares favourably to historical results from the two current standard-of-care approaches for 1L HNSCC patients with CPS <1 including 10.7-months from cetuximab + chemotherapy and 11.3-months from anti-PD-1 therapy + chemotherapy, as well as 7.9-months from anti-PD-1 monotherapy.1,2

Patients with CPS <1 in 1L HNSCC represent a treatment population with high unmet medical need. Up to 20% of 1L HNSCC patients have CPS <1 and despite immunotherapy’s progress in fighting cancer, anti-PD-1 therapy alone (without chemotherapy) is only approved for patients who express PD-L1 (CPS >1). Additionally, all available treatment options for patients with PD-L1 CPS <1 include chemotherapy.

Importantly, efti in combination with pembrolizumab continues to be well-tolerated with no new safety signals. This safety and mature OS data build on the encouraging high overall response rate with multiple complete responses achieved through combining these powerful immunotherapies in 1L HNSCC patients with CPS <1.3

“We are excited to see this strong survival benefit for head and neck cancer patients with such cold tumors. Combining these two complementary immunotherapies has led to a 7-fold increase in response rates and a more than doubling of median overall survival as compared to historical results from anti-PD-1 monotherapy. Driving durable responses that translate into clinically meaningful survival holds tremendous promise for these patients in need of more tolerable and efficacious therapies,” said Marc Voigt, CEO of Immutep.

“There is a high unmet need in 1L HNSCC patients with cold tumors and PD-L1 CPS <1, due to the lack of an approved immunotherapy-only treatment regimen and a lack of competitor trials with chemotherapy-free approaches targeting this patient population. Given the strength of the efficacy and safety results generated to date with efti in combination with pembrolizumab, we will meet with regulators to discuss next steps and potential paths to approval,” added Mr. Voigt.

Next Steps

Efti has Fast Track designation in 1L HNSCC and Immutep has requested a meeting with the U.S. Food and Drug Administration (FDA) to discuss next steps including potential paths to approval for 1L HNSCC with PD-L1 CPS <1. Patient follow up, data collection, cleaning and analysis continue for TACTI-003, and the Company plans to provide a further update later this year.

About Eftilagimod Alfa (efti)

Efti is Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist that stimulates both innate and adaptive immunity for the treatment of cancer. As a first-in-class antigen presenting cell (APC) activator, efti binds to MHC (major histocompatibility complex) Class II molecules on APC leading to activation and proliferation of CD8+ cytotoxic T cells, CD4+ helper T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like IFN-g and CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track designation in first line HNSCC and in first line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a late-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

1.

Burtness, B. et al. Pembrolizumab Alone or With Chemotherapy for Recurrent/Metastatic Head and Neck Squamous Cell Carcinoma in KEYNOTE-048: Subgroup Analysis by Programmed Death Ligand-1 Combined Positive Score. Journal of Clinical Oncology 2022 40:21, 2321-2332.

2.

Burtness B. et al. Abstract LB-258: Efficacy of first-line (1L) pembrolizumab by PD-L1 combined positive score <1, 1-19, and ≥20 in recurrent and/or metastatic (R/M) head and neck squamous cell carcinoma (HNSCC): KEYNOTE-048 subgroup analysis. Cancer Res 15 August 2020; 80 (16_Supplement): LB–258. https://doi.org/10.1158/1538-7445.AM2020-LB-258

3.

Forster M. et al., ESMO Immuno-Oncology 2024 - December 2024, TACTI-003 Cohort B: Eftilagimod Alpha (Soluble LAG-3) and Pembrolizumab in First-Line Recurrent or Metastatic Head & Neck Squamous Cell Carcinoma with CPS <1

Australian Investors/Media:

Catherine Strong, Sodali & Co.

+61 (0)406 759 268; catherine.strong@sodali.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889